UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Mei Liang

RW LSG Holdings LLC

c/o Riverwood Capital Partners L.P.

70 Willow Road, Suite 100

Menlo Park, CA 94025

(650) 687-7300

Copy to:

Kirsten Jensen

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

1.	Names of Reporting Persons. RW LSG Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,135,593
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,135,593
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,135,593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 18.6%
14.	Type of Reporting Persons (See Instructions) OO

3

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,135,593*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,135,593*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,135,593*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 18.6%
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,135,593*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,135,593*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,135,593*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 18.6%
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,135,593*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,135,593*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,135,593*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 18.6%
14.	Type of Reporting Persons (See Instructions) OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. RW LSG Management Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,664,760
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,664,760
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Management L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,664,760*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,664,760*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,760*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,664,760*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,664,760*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,760*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Persons (See Instructions) OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

This Amendment No. 3 supplements and amends the initial statement on Schedule 13D filed by (i) RW LSG Holdings LLC, (ii) Riverwood Capital Partners L.P., (iii) Riverwood Capital L.P., (iv) Riverwood Capital GP Ltd., (v) RW LSG Management Holdings LLC, (vi) Riverwood Capital Management L.P. and (vii) Riverwood Capital Management Ltd., with the Securities and Exchange Commission on June 4, 2012 with respect to shares of Common Stock, par value $0.001 per share, of Lighting Science Group Corporation (the “Initial Statement”) as amended by Amendment No. 1 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on June 13, 2012 and June 20, 2012, respectively (as amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following immediately after the second paragraph under the heading “Registration Rights Agreement”:

On September 25, 2012, RW LSGH, RW LSGM and the Issuer amended and restated the Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”) to add Cleantech Europe II (A) LP and Cleantech Europe II (B) LP (collectively, “Cleantech”) and Portman Limited (“Portman”) as additional parties thereto having certain registration rights as set forth therein.

Item 4 of the Schedule 13D is hereby amended and supplemented by replacing the second paragraph under the heading “Registration Rights Agreement” in its entirety with the following:

PCA, RW LSGH, Cleantech and Portman have also agreed in the Four-Party Co-Sale Letter (as defined below) that in the event PCA or its affiliates, on the one hand, or RW LSGH, Cleantech or Portman, on the other hand, exercises demand registration rights (to the extent it is entitled to any such rights) under their respective registration rights agreements with the Issuer, each will notify the other, and such other will then have the right to participate in such registration on a pari passu basis through a joint demand.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following immediately after the first paragraph under the heading “Co-Sale Letter Agreement”:

On September 25, 2012, RW LSGH and PCA terminated and replaced the Co-Sale Letter with three separate letter agreements, dated September 25, 2012. The first such letter agreement is among RW LSGH, Cleantech, Portman and PCA (the “Four-Party Co-Sale Letter”), and provides RW LSGH, Cleantech and Portman with the right to participate in certain transfers of the Issuer’s securities by PCA and certain of its affiliates on a pro rata basis and on the same terms and conditions. The second such letter agreement is among RW LSGH, Cleantech and Portman (the “Three-Party Co-Sale Letter”), and provides RW LSGH, Cleantech and Portman and certain of their respective affiliates with the right to participate in certain transfers of the Issuer’s securities by the other parties thereto on a pro rata basis and on the same terms and conditions. Each of the Four-Party Co-Sale Letter and the Three-Party Co-Sale Letter is subject to certain exceptions and to the maintenance of certain minimum ownership thresholds. The third such letter agreement is between RW LSGH and PCA (the “Control Event Letter”), and provides for certain actions to be taken if there is a “Control Event” under the Series H Certificate.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following immediately after the first paragraph under the heading “Support Services Agreement”:

On September 25, 2012, the Issuer entered into a letter agreement (the “Fee Waiver Letter”) with RW LSGH, RW LSGM, PCA, Zouk Ventures Limited and Portman, pursuant to which each such person waived certain accrued and unpaid historical and future fees to which it may be entitled from the Issuer.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following immediately prior to the third paragraph from the end thereof:

Voting Agreement

RW LSGH and the Issuer entered into a voting agreement, dated September 25, 2012 (the “Voting Agreement”), pursuant to which RW LSGH agreed to vote any Issuer securities held by it in favor of certain amendments to the Series H Certificate and the certificate of designation with respect to the Issuer’s Series I Convertible Preferred Stock, par value $0.001 per share (the “Series I Certificate”) as provided in the Voting Agreement.

Item 4 of the Schedule 13D is hereby amended and supplemented by replacing the third paragraph from the end thereof in its entirety with the following:

The description of the terms and conditions of the Subscription Agreement, the Series H Certificate, the Registration Rights Agreement, the Co-Sale Letter, the Services Agreement, the Warrant, the Letter Agreements, the New Warrant, the Amended and Restated Registration Rights Agreement, the Four-Party Co-Sale Letter, the Three-Party Co-Sale Letter, the Control Event Letter, the Fee Waiver Letter and the Voting Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement attached hereto as Exhibit 3, the Series H Certificate attached hereto as Exhibit 4, the Registration Rights Agreement attached hereto as Exhibit 5, the Co-Sale Letter attached hereto as Exhibit 6, the Services Agreement attached hereto as Exhibit 7, the Warrant attached hereto as Exhibit 8, the Letter Agreements attached hereto as Exhibits 9 and 10, the New Warrant attached hereto as Exhibit 11, the Amended and Restated Registration Rights Agreement attached hereto as Exhibit 12, the Four-Party Co-Sale Letter attached hereto as Exhibit 13, the Three-Party Co-Sale Letter attached hereto as Exhibit 14, the Control Event Letter attached hereto as Exhibit 15, the Fee Waiver Letter attached hereto as Exhibit 16, and the Voting Agreement attached hereto as Exhibit 17, each of which is incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the first two paragraphs thereof in their entirety with the following:

(a), (b) The following disclosure assumes that there are 204,541,062 shares of Common Stock outstanding as of August 8, 2012, which figure is based on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2012 and filed on August 14, 2012.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), RW LSGH may be deemed to beneficially own 38,135,593 shares of Common Stock, which are subject to issuance upon the conversion of the Series H Preferred held by RW LSGH and which constitute approximately 18.6% of the Common Stock outstanding as of the date of this filing.

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the fourth paragraph thereof in its entirety with the following:

Pursuant to Rule 13d-3 under the Exchange Act, RW LSGM may be deemed to beneficially own 12,664,760 shares of Common Stock, which are subject to issuance upon exercise of the New Warrant held by RW LSGM and which constitute approximately 6.2% of the Common Stock outstanding as of the date of this filing.

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the eighth paragraph thereof in its entirety with the following:

(c) Except as set forth in Item 4 hereof, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons nor any other persons named in response to Item 2 hereof has engaged in any transactions in any shares of Common Stock since the filing of Amendment No. 2 to the Schedule 13D on June 20, 2012.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding additional exhibits as follows:

12.	Amended and Restated Registration Rights Agreement, dated as of September 25, 2012, by and between Lighting Science Group Corporation, RW LSG Holdings LLC, RW LSG Management Holdings LLC, Cleantech Europe II (A) LP, Cleantech Europe II (B) LP and Portman Limited (filed herewith).

13.	Letter Agreement, dated as of September 25, 2012, by and between RW LSG Holdings LLC, Cleantech Europe II (A) LP, Cleantech Europe II (B) LP, Portman Limited and Pegasus Capital Advisors, L.P. (filed herewith).

14.	Letter Agreement, dated as of September 25, 2012, by and between Cleantech Europe II (A) LP, Cleantech Europe II (B) LP, Portman Limited and RW LSG Holdings LLC (filed herewith).

15.	Letter Agreement, dated as of September 25, 2012, by and between RW LSG Holdings LLC and Pegasus Capital Advisors, L.P. (filed herewith).

16.	Letter Agreement, dated as of September 25, 2012, by and between Pegasus Capital Advisors, L.P., RW LSG Holdings LLC, RW LSG Management Holdings LLC, Zouk Ventures Limited, Portman Limited and Lighting Science Group Corporation (filed herewith).

17.	Voting Agreement, dated as of September 25, 2012, by and between Lighting Science Group Corporation and RW LSG Holdings LLC (filed herewith).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 26, 2012

RW LSG HOLDINGS LLC

By:	Riverwood Capital Partners L.P.,
as Managing Member

By:	Riverwood Capital L.P.,
as General Partner

By:	Riverwood Capital GP Ltd.,
as General Partner

By:	*
	Name:	Michael E. Marks
	Title:	Director & CEO

RW LSG MANAGEMENT HOLDINGS LLC

By:	Riverwood Capital Management L.P.,
as Managing Member

By:	Riverwood Capital Management Ltd.,
as General Partner

By:	*
	Name:	Michael E. Marks
	Title:	Director

RIVERWOOD CAPITAL PARTNERS L.P.

By:	Riverwood Capital L.P.,
as General Partner

By:	Riverwood Capital GP Ltd.,
as General Partner

By:	*
	Name:	Michael E. Marks
	Title:	Director & CEO

RIVERWOOD CAPITAL L.P.

By:	Riverwood Capital GP Ltd.,
as General Partner

By:	*
	Name:	Michael E. Marks
	Title:	Director & CEO

RIVERWOOD CAPITAL GP LTD.

By:	*
	Name:	Michael E. Marks
	Title:	Director & CEO

RIVERWOOD CAPITAL MANAGEMENT L.P.

By:	Riverwood Capital Management Ltd.,
as General Partner

By:	*
	Name:	Michael E. Marks
	Title:	Director

RIVERWOOD CAPITAL MANAGEMENT LTD.

By:	*
	Name:	Michael E. Marks
	Title:	Director

*/s/ Mei Liang
Attorney-in-Fact for Reporting Persons pursuant to Power of Attorney